# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: RADCOM LTD, CIK 0001016838
CUSIP: M81865111
Title of class of securities: Ordinary Shares, NIS 0.20 par value per share
Address of issuer's principal executive offices: 24 RAOUL WALLENBERG STREET, TEL AVIV, Israel (L3), 69719
Date of event which requires filing of this statement: 02/18/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001734341
Persons authorized to receive notices and communications: Cynthia Paul, Lynrock Lake LP, 2 International Drive, Suite 130, Rye Brook, New York (NY), 10573, 914-449-4660

## Reporting persons
- Lynrock Lake LP (CIK 0001734341): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 3,166,666; shared voting power 0; sole dispositive power 3,166,666; shared dispositive power 0; aggregate amount beneficially owned 3,166,666 (19.3% of the class)
- LYNROCK LAKE PARTNERS LLC (CIK 0001771092): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 3,166,666; shared voting power 0; sole dispositive power 3,166,666; shared dispositive power 0; aggregate amount beneficially owned 3,166,666 (19.3% of the class)
- Paul Cynthia (CIK 0001736572): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 3,166,666; shared voting power 0; sole dispositive power 3,166,666; shared dispositive power 0; aggregate amount beneficially owned 3,166,666 (19.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, NIS 0.20 par value per share
Name of issuer: RADCOM LTD
Address of issuer's principal executive offices: 24 RAOUL WALLENBERG STREET, TEL AVIV, Israel (L3), 69719

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Lynrock Lake LP (the "Investment Manager"), Lynrock Lake Partners LLC (the "General Partner") and Cynthia Paul ("Ms. Paul" and, with the Investment Manager and the General Partner, collectively, the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
Residence or business address: The principal business office of the Reporting Persons is 2 International Drive, Suite 130, Rye Brook, NY 10573.
Present principal occupation or employment: The principal business of the Reporting Persons is investment management. Ms. Paul serves as the Sole Member of the General Partner, which is the general partner of the Investment Manager.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Investment Manager and General Partner was organized in the state of Delaware, and Ms. Paul is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of the capital to purchase securities of the Issuer reported herein was Lynrock Fund's (as defined below) working capital, consisting of contributions from its general and limited partners (and which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,166,666 Ordinary Shares reported herein is approximately $34,541,610, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired beneficial ownership of the Ordinary Shares reported herein for investment purposes, and such acquisitions were made in the Reporting Persons' ordinary course of business. The Reporting Persons filed an initial Schedule 13G on February 14, 2022, which filing was amended on May 10, 2022, February 14, 2023, February 14, 2024, and February 17, 2026 (as amended, the "Schedule 13G").

The Reporting Persons are filing this Schedule 13D to supersede the Schedule 13G. In light of a Schedule 13D filed on February 17, 2026 by shareholders unknown to the Reporting Persons wherein such shareholders made disclosure concerning potential "material changes to the Issuer's business, corporate governance, corporate structure, or potential transactions," the Reporting Persons deemed it necessary to convert to a Schedule 13D in order to preserve flexibility to take actions that the Reporting Persons believe may be necessary to protect the value of their investment and enhance value for all shareholders.

The Reporting Persons intend to engage in communications with the Issuer's board of directors (the "Board") and management team regarding opportunities to enhance shareholder value. The Reporting Persons believe that the Issuer should commence a process to evaluate strategic alternatives to maximize shareholder value. The Reporting Persons intend to discuss their views with respect to the foregoing matters with the Issuer, its shareholders, and other market participants.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may, in their sole discretion, depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, purchase additional Ordinary Shares, or other securities convertible into or exchangeable for Ordinary Shares, or dispose of Ordinary Shares or other securities convertible into or exchangeable for Ordinary Shares, from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors. The Reporting Persons also may engage in further conversations with the Board and/or management regarding a range of issues, including those relating to the business and strategy of the Issuer, management, corporate governance, Board structure (including Board composition), operations, investor communications, capital allocation, capital structure, mergers and acquisitions strategy, and executive compensation. The Reporting Persons also may have conversations with other interested parties, including industry analysts, other shareholders, existing or potential strategic partners or competitors, and other professionals, regarding, but not limited to, the aforementioned items.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 16,405,788 Ordinary Shares outstanding as of October 20, 2025, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on October 29, 2025.

The Reporting Persons' ownership of the Issuer's securities consists of 3,166,666 Ordinary Shares held directly by Lynrock Lake Master Fund LP ("Lynrock Fund"). The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of Ordinary Shares as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: The transactions in the securities of the Issuer by the Reporting Persons during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: Certain feeder funds that invest in Lynrock Fund may have the right to receive dividends from, and proceeds from the sale of, the Ordinary Shares directly held by Lynrock Fund.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On February 24, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Securities.

99.1 - Joint Filing Agreement, by and among the Reporting Persons, dated February 24, 2026.

## Signatures
- Lynrock Lake LP: /s/ Cynthia Paul, Cynthia Paul, Sole Member of Lynrock Lake Partners LLC, its General Partner (02/24/2026)
- LYNROCK LAKE PARTNERS LLC: /s/ Cynthia Paul, Cynthia Paul, Sole Member (02/24/2026)
- Paul Cynthia: /s/ Cynthia Paul, Cynthia Paul (02/24/2026)